August 19, 2009

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention:      Kathleen Collins, Division of Corporation Finance

Re:	ACI Worldwide, Inc.
Form 10-K for the Year Ended December 31, 2008
Filed on March 4, 2009
File No. 000-25346

Ladies and Gentlemen:

The following addendum sets forth the response of ACI Worldwide, Inc. (the “Company”) to the telephonic conversation with the Securities and Exchange Commission on Thursday, August 13, 2009 with respect to the above-referenced Annual Report on Form 10-K.

Addendum to SEC Response Letter Dated July 29, 2009

Pursuant to our telephonic conversation on Thursday, August 13, 2009, we are writing to confirm that the strata created due to mid-year price increases in the Retail Payment Engines product line – Non Canada, the United Kingdom & Ireland geographic region, and the Middle-East and Africa geographic region are specific to the VSOE analysis for the year ended December 31, 2008. The VSOE analysis for the year ended December 31, 2009 will be based on either geographic or product line stratifications as referenced in Section 1 of our prior response and the separate strata for old and new pricing will not be used.

*    *    *    *

In connection with the above-referenced filings, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
August 19, 2009

We hope that the foregoing is responsive to your comments. If you have any questions with respect to this addendum, please feel free to contact the undersigned at 402-778-2177.

Thank you in advance for your cooperation in these matters.

Very truly yours,

/s/ Scott W. Behrens

Scott W. Behrens
Senior Vice President, Chief Financial Officer,
Corporate Controller and Chief Accounting Officer

Enclosures
cc:	Phillip G. Heasley, ACI Worldwide, Inc. Dennis P, Byrnes, ACI Worldwide, Inc. Robert A. Profusek, Jones Day Meredith L. Deutsch, Jones Day